SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 January 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 19 January 2009
                   re:   Acquisition

15/09

19 January 2009

Acquisition Update
The Board of Lloyds Banking Group plc (the 'Group') is pleased to announce the successful completion of the acquisition of HBOS plc (the 'Acquisition') creating the opportunity to become the leading UK financial services group. The combination will also drive significant synergy benefits: the Group's Board believes it will deliver total pre-tax annual cost savings greater than £1.5 billion by the end of 2011.

The Board takes this opportunity to provide an update, on an unaudited basis, on the recent trading of HBOS plc (HBOS) and Lloyds TSB Group plc (Lloyds TSB) and the Group's expected capital position.

The Board confirms that Lloyds TSB has traded satisfactorily since its update to the market in its Interim Management Statement on 3 November 2008 and its
 subsequent market update on 12
December 2008. On 12 December 2008, HBOS issued a trading update which highlighted increasingly difficult market conditions, an acceleration in the deterioration in credit quality, further sharp falls in estimated asset values and pressure on net interest margins due to significant reductions in
UK
 base rates. The Board understands from HBOS that although the trends announced by HBOS continue there has been no significant change in HBOS's trading position from that announced by HBOS in its trading update.

The Group will announce preliminary results for HBOS and Lloyds
 Banking Group (formerly Lloyds
TSB Group) for the period ended 31 December 2008 on Friday 27 February 2009.

The Group
 is pleased with the strong response it has received to its offer to bond holders
to exchange their upper tier 2 securities for new tier 1
capital
instruments. Securities with a nominal value of in excess of £5 billion
 have been
 tendered and the Group
 expects to accept offers in respect of approximately £2
billion of these securities. It is expected that this exchange will result in an increase in the Group's Tier 1 capital ratio of approximately 35 basis points
.

The Board estimates that the Group's Core tier 1 capital ratio at 31 December 2008 will be within our previously announced target range of between 6-7 per cent. This is derived from unaudited information, includes HBOS, and is adjusted for the completion of the recent capital raisings, the previously reported initial fair value work and the regulatory capital benefit of fair valuing, on acquisition, HBOS's own debt. On the same basis the Group's Tier 1 capital ratio is estimated to be in the range of 9-10 per cent.

For further information:

Investor Relations
Michael Oliver

+44 (0) 20 7356 2167
Director of Investor Relations
Email:
michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe
                                                                                       +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email:
douglas.radcliffe@ltsb-finance.co.uk

Media Relations
Shane O'Riordain
                                                                                      +44 (0) 20 7356 1849
Group Communications Director
E-mail: shane.o'riordain@lloydsbanking.com

Leigh Calder
                                                                                               +44 (0) 20 7356 1347
Senior Manager, Media Relations
E-mail:
leigh.calder@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to legal proceedings or complaints, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  19 January 2009